FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of May 2003                         Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F X Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes ___ No X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COCA-COLA FEMSA, S.A. DE C.V.
                                            (Registrant)

Date: May 07, 2003                          By: /s/ HECTOR TREVINO GUTIERREZ
                                                ----------------------------
                                            Name:  Hector Trevino Gutierrez
                                            Title: Chief Financial Officer

PRESS RELEASE                                                   [LOGO] Coca-Cola
FOR IMMEDIATE RELEASE                                           Coca-Cola FEMSA,
FOR FURTHER INFORMATION:                                        S.A. DE C.V.
Alfredo Fernandez / Julieta Naranjo                             FEMSA
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

             Coca-Cola FEMSA Announced New Organizational Structure
                        and New Equity and Debt Profile

Mexico City, Mexico, May 7, 2003 - Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA" or the "Company") (NYSE: KOF; BMV: KOF L) announced today that after the acquisition of Panamerican Beverages Inc. ("Panamco"), Coca-Cola FEMSA now bottles, distributes and sells Coca-Cola trademark products as well as in some countries water, beer and additional products in the following nine Latin American countries: Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia, Brazil and Argentina. Operating in the largest urban centers in Latin America (Mexico City, Sao Paulo, Buenos Aires, Caracas and Bogota), Coca-Cola FEMSA serves 169 million consumers and sells more than 1.8 billion unit cases in these territories. With the acquisition of Panamco, Coca-Cola FEMSA becomes the largest Coca-Cola bottler in Latin America representing approximately 40% of Coca-Cola volumes in the region, and the second largest Coca-Cola bottler globally in terms of volume sales.

"The management team put together at Coca-Cola FEMSA is comprised of experienced operators that represent the best of these two remarkable organizations. Their industry expertise, local market knowledge and execution skills will provide our Company with the necessary execution capabilities to take advantage of all the opportunities that lay ahead, and to realize the full value creation potential that our Company can achieve", stated Carlos Salazar, Chief Executive Officer of the Company.

OWNERSHIP STRUCTURE

After the transaction, the Company's equity capital is represented by 1,846 million shares, equivalent to approximately 184.6 million ADRs. Coca-Cola FEMSA's new ownership structure is as follows:

--------------------------------------------------------------------------------
Ownership Structure                                 Voting          Economic
--------------------------------------------------------------------------------
FEMSA                                                53.6%           45.7%
--------------------------------------------------------------------------------
The Coca-Cola Company                                46.4%           39.6%
--------------------------------------------------------------------------------
Public                                                --             14.7%
--------------------------------------------------------------------------------


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

ORGANIZATIONAL STRUCTURE

The  Company  will  have  its   corporate   headquarters   in  Mexico  City  and
operationally will be organized in three divisional regions:

1.    MEXICO with divisional headquarters in Mexico City

Comprised of the Mexican territories served by the Company, including the states of Guanajuato, Michoacan, Tlaxcala, Puebla, Tabasco, Chiapas, large sections of the states of Veracruz and Oaxaca, and the Mexico City metropolitan area including a substantial portion of the adjacent State of Mexico.

2.    LATIN CENTRO with divisional headquarters in San Jose, Costa Rica

Comprised of the city of Guatemala and its metropolitan area, Nicaragua, Costa Rica, Panama, Venezuela and almost all of Colombia.

3.    MERCOSUR with divisional headquarters in Sao Paulo, Brazil

Comprised of Brazil including the city of Sao Paulo and metropolitan areas, the state of Mato Grosso do Sul; and in Argentina including the Federal District of Buenos Aires and a significant part of the greater Buenos Aires metropolitan area.

The senior management that will lead Coca-Cola FEMSA is outlined as follows:

----------------------------------------------------------------------------------------------------
Executive Officers       Position                                   Tenure
----------------------------------------------------------------------------------------------------
Carlos Salazar           Chief Executive Officer                    CEO since 2000
----------------------------------------------------------------------------------------------------
Ernesto Torres           Vice President                             VP since 1995
----------------------------------------------------------------------------------------------------
Hector Trevino           Chief Financial Officer                    CFO since 1993
----------------------------------------------------------------------------------------------------
Rafael Suarez            Commercial  Planning  and  Strategic       - Former COO Mexico from 2000
                         Development Officer                          to 2003
                                                                    - Former COO Argentina from
                                                                      1997 to 2000
----------------------------------------------------------------------------------------------------
Alejandro Duncan         Technical Officer                          KOF Officer since 2002
----------------------------------------------------------------------------------------------------
Eulalio Cerda            Human Resources Officer                    KOF Officer since 2000
----------------------------------------------------------------------------------------------------
John A. Santa Maria      Chief Operating Officer -- MEXICO          - Former Strategic Planning and
                                                                      Business   Development Officer
                                                                      from 2000 to 2003
                                                                    - Former COO Mexico from 1995
                                                                      to 2000
----------------------------------------------------------------------------------------------------
Hermilo Zuart            Chief  Operating   Officer  --  LATIN      - Former Femsa Franquicias
                         CENTRO                                       Officer from 2001 to 2003
                                                                    - Former Valley of Mexico  COO
                                                                      from 1998 to 2000
----------------------------------------------------------------------------------------------------
Ernesto Silva            Chief Operating Officer -- MERCOSUR        - Former COO Argentina from 2000
                                                                      to 2003
                                                                    - Former Business Development
                                                                      Officer from 1997 to 2000
----------------------------------------------------------------------------------------------------

Five of the nine country directors come from Panamco management. Each country will have a director, reporting to divisional headquarters.


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

DEBT STRUCTURE

The following chart sets forth the current debt structure of Coca-Cola FEMSA:

--------------------------------------------------------------------------------
                                     Amount
Type                          MM USD       MM MXN   Maturity    Interest Rate(1)
--------------------------------------------------------------------------------
KOF Holding

Acquisition Financing
4yr MXN TIIE Based Note                   2,000.0     2007        7.99% Variable
5yr MXN Cetes Based Note                  1,250.0     2008        8.65% Variable
7yr MXN Fixed Rate Note                   1,000.0     2010       10.40% Variable
3 Year USD Term Loan           286.5                  2006        2.14% Variable
5 Year USD Term Loan           208.5                  2008        2.66% Variable
5 Year MXN Term Loan                      2,741.3     2008        7.89% Variable
MXN Bridge Loan                           1,006.2     2004        7.94% Variable
USD Bridge Loan                739.0                  2004        2.29% Variable
--------------------------------------------------------------------------------
USD Private Placement          100.0                  2004           9.40% fixed
USD Yankee Bond                200.0                  2006           8.95% fixed
USD Others                       3.6                    --                    --
--------------------------------------------------------------------------------
Holding
USD Yankee Bonk                290.0                  2009           7.25% fixed
--------------------------------------------------------------------------------
Mexico
MXN/UDI based Note                        1,271.7     2006       8.65% UDI fixed
--------------------------------------------------------------------------------
Colombia(2)
Colombian Peso Note                      65,750.0     2005       10.51% Variable
Colombian Peso Note                      45,000.0     2006        9.66% Variable
Colombian Peso Note                      34,250.0     2007        9.66% Variable
--------------------------------------------------------------------------------
In addition, Panamco Venezuela has U.S. $53 mm in indebtedness that is being renegotiated.

      (1)   Considered the first year coupon
      (2)   Figures in Colombian Pesos

                                     Avg. Mexican Rate    8.39%
                                     Avg. USD Rate        4.22%
                                     Avg. Col Rate       10.05%


Standard & Poor's and Moody's confirmed Coca-Cola FEMSA's post-acquisition investment grade credit ratings for US-dollar-denominated debt as BBB and Baa2, respectively with a stable outlook, affirming their view of the strength of the Company.


FORWARD LOOKING STATEMENTS

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola
FEMSA's   control  that  could   materially   impact  the  Company's  actual
performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain Mexican and Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican and Colombian peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

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